UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Legacy Reserves LP

(Name of Issuer)
Units representing limited partner interests

(Title of Class of Securities)
524707 30 4

(CUSIP Number)
Cary D. Brown
303 W. Wall, Suite 1400
Midland, Texas 79701
(432) 682-2516

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 24, 2009
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
*	This Amendment No. 1 is being filed to indicate the termination of the Reporting Persons’ obligation to file as a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

CUSIP No.	524707 30 4	Schedule 13D	Page	2	of	9

1	NAME OF REPORTING PERSON Cary D. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		615,332

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,142,945

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		615,332

WITH:	10	SHARED DISPOSITIVE POWER

		5,142,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,758,277

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.5

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	524707 30 4	Schedule 13D	Page	3	of	9

1	NAME OF REPORTING PERSON Kyle A. McGraw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		20,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		147,951

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,000

WITH:	10	SHARED DISPOSITIVE POWER

		147,951

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	167,951

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	524707 30 4	Schedule 13D	Page	4	of	9

1	NAME OF REPORTING PERSON Steven H. Pruett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		24,731

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		296,935

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,731

WITH:	10	SHARED DISPOSITIVE POWER

		296,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	321,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	524707 30 4	Schedule 13D	Page	5	of	9

1	NAME OF REPORTING PERSON Paul T. Horne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		27,058

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		121,684

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,058

WITH:	10	SHARED DISPOSITIVE POWER

		121,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	148,742

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	524707 30 4	Schedule 13D	Page	6	of	9

1	NAME OF REPORTING PERSON William M. Morris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		48,397

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,397

WITH:	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,397

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer
     The class of equity to which this Schedule 13D relates is units representing limited partner interests (“Units”) in Legacy Reserves LP (the “Issuer”).
     The Issuer is a Delaware limited partnership with its principal executive offices located at 303 W. Wall, Suite 1400, Midland, Texas 79701.
Item 2. Identity and Background
     (a) and (b) This Amendment No. 1 to the Schedule 13D originally filed on April 8, 2009 is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Cary D. Brown (“Mr. C. Brown”), (ii) Kyle A. McGraw (“Mr. K. McGraw”), (iii) Steven H. Pruett (“Mr. Pruett”), (iv) Paul T. Horne (“Mr. Horne”), and (v) William M. Morris (“Mr. Morris”). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.
     The business address of each of the Reporting Persons is 303 W. Wall, Suite 1400, Midland, Texas 79701.
     (c) The present principal occupation of Mr. C. Brown is Chairman of the Board and Chief Executive Officer of the general partner of the Issuer (the “General Partner”). The present principal occupation of Mr. K. McGraw is Executive Vice President of Business Development and Land of the General Partner. The present principal occupation of Mr. Pruett is President, Chief Financial Officer and Secretary of the General Partner. The present principal occupation of Mr. Horne is Executive Vice President of Operations of the General Partner. The present principal occupation of Mr. Morris is Vice President, Chief Accounting Officer and Controller of the General Partner.
     (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) All of the Reporting Persons are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
     The Units that each of the Reporting Persons own were acquired through the contribution of assets of their affiliates in the transactions in which the Issuer was formed, through distributions from their affiliates for no additional consideration, through distributions by certain trusts, open market purchases using personal or other funds or through each of such Reporting Person’s service as an officer or director of the General Partner.
Item 4. Purpose of Transaction
     On April 3, 2009, the Board of Directors of the Issuer’s General Partner (the “Board of Directors”) received a proposal (the “Proposal”) from Apollo Management VII, LP, a private equity fund (“Apollo Management”), to acquire all of the outstanding Units of the Issuer at a cash purchase price of $14.00 per unit, subject to adjustment for any distributions paid to the limited partners of the Issuer. In the letter submitting the Proposal, Apollo Management stated that the Reporting Persons informed Apollo Management that if the Board of Directors approves the transaction, the Reporting Persons expect to support the approved transaction and invest with Apollo Management in the acquisition of the Issuer.
     On June 24, 2009 a press release was issued by the Issuer stating that the Conflicts Committee of the general partner of the Issuer, after careful review of the Proposal from Apollo Management received on April 3, 2009 and subsequent negotiations relating to the Proposal, determined that it is in the best interest of the unitholders of the Issuer to terminate discussions with Apollo Management. A copy of the press release is being filed herewith as Exhibit 7.02.
     As a result of the Conflicts Committee’s decision to terminate its discussions with Apollo Management, the Reporting Persons are no longer engaged in discussions with Apollo Management regarding their relationship with Apollo Management with respect to a potential co-investment with Apollo Management in the acquisition of the Issuer.

     The Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. The Reporting Persons intend to review continuously the Issuer’s business affairs and strategic direction, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may from time to time in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, determining to increase their respective ownership of Units, pursuing an extraordinary transaction with regard to the Issuer or engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but the Reporting Persons currently have no intention of selling any Units.
Item 5. Interest in Securities of the Issuer
     (a) and (b) As a result of the termination of any discussions of the Reporting Persons with Apollo Management with respect to a co-investment with Apollo Management in the acquisition of the Issuer, the Reporting Persons are no longer deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.
     (c) Except as set forth herein, the Reporting Persons have not effected any transactions in Units in the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     Exhibit 7.01. Joint Filing Agreement by and among the Reporting Persons, dated as of April 7, 2009. (Incorporated by reference from the Schedule 13D filed on April 8, 2009 (Commission File No. 005-83771)).
     Exhibit 7.02. Press Release, dated June 24, 2009. (Incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 24, 2009 (Commission File No. 001-33249)).

SIGNATURE
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.
     Date: June 26, 2009

/s/ Cary D. Brown Cary D. Brown

/s/ Kyle A. McGraw Kyle A. McGraw

/s/ Steven H. Pruett Steven H. Pruett

/s/ Paul T. Horne Paul T. Horne

/s/ William M. Morris William M. Morris